

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2018

Marc Olin
Chief Financial Officer
Electronics For Imaging, Inc.
6750 Dumbarton Circle
Fremont, CA 94555

     **Re: Electronics For Imaging, Inc.**
        **Form 10-Q for the Quarterly Period Ended March 31, 2018**
        **Filed May 9, 2018**
        **File No. 0-18805**

Dear Mr. Olin:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                             Sincerely,

                             Division of Corporation Finance
                             Office of Information Technologies
                             and Services